

17016896

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52266

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cogent Alternative Strategies, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3801 PGA Boulevard, Suite 600
(No. and Street)

Palm Beach Gardens	FL	33410
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Glen Beigel 516-509-6538
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road	Wilton	CT	06897
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glen Beigel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cogent Alternative Strategies, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


ELENA FALCO
Notary Public - State of Florida
Commission # GG 036693
My Comm. Expires Oct 30, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COGENT ALTERNATIVE STRATEGIES, INC.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2016

TABLE OF CONTENTS


Halpern & Associates, LLC

Certified Public Accountants and Consultants

218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Cogent Alternative Strategies, Inc.,

We have audited the accompanying statement of financial condition of Cogent Alternative Strategies, Inc. as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Cogent Alternative Strategies, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cogent Alternative Strategies, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Halpern & Associates LLC

Wilton, CT
February 22, 2107

COGENT ALTERNATIVE STRATEGIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS	
Cash and cash equivalents	$ 784,961
Accounts receivable	2,652,924
Prepaid expenses	7,960
Total assets	$ 3,445,845

LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 185,121
Commitments and Contingencies	
Stockholder's equity	
Common stock, .01 par value, 1,000 shares authorized, issued and outstanding 1,000 shares	10
Additional paid-in capital	76,990
Retained earnings	3,183,724
Total stockholder's equity	3,260,724
Total liabilities and stockholder's equity	$ 3,445,845

The accompanying notes are an integral part of this statement.

COGENT ALTERNATIVE STRATEGIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2016

Note 1 - ORGANIZATION AND NATURE OF BUSINESS

Cogent Alternative Strategies, Inc. (The "Company") began doing business in July 2000 as a registered broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"). The principal source the Company's income is generated from the private placement of securities. In this capacity, the firm places assets with investment managers for its qualified individual and institutional customers. In addition, the Company acts as an agent for secondary private placements and other similar transactions.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, fund manager, customer and/or other counterparty with which it conducts business.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates. The company prepares its income tax returns on the cash basis.

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash with quality financial institutions. At times, cash balances may be in excess of balances insured by the FDIC.

Note 3 - CASH IN BANK

Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents.

Note 4 - PROVISION FOR INCOME TAXES

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code.. Under the provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Corporation's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to be the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. The tax years that remain subject to examination are 2013, 2014, 2015 and 2016. For the year ended December 31, 2016 management has determined that there are no material uncertain income tax positions.

Note 5 - RULE 15C-3-3

The Company is exempt from the provisions of Rule 15c-3-3 under paragraph (k)(2)(i) in that the company carries no customer accounts.

Note 6 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had Net Capital of $759,840, which was in excess of the minimum requirement of $12,341 by $747,499. The Company's net capital ratio was 24.36%.

Note 7 - LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of December 31, 2016, the Company had not entered into any subordinated loan agreements.

Note 8 - CUSTOMER CONCENTRATION

The company had one customer that represented 99.71% of total revenue for the year ended December 31, 2016. The customer represented 100% of accounts receivable at December 31, 2016.

Note 9 - PROFIT SHARING PLAN

The Company adopted a Profit Sharing Plan during 2016. The Company incurred an expense for employer contributions of $39,900 during the year ended December 31, 2016 which was included in Retirement Plan Expense on the accompanying Statement of Income.

Note 10 - DEFINED BENEFIT PLAN

The company instituted a defined benefit pension plan ("the Plan") covering a senior executive. The initial actuarial valuation of the plan was as of January 1, 2016 and the most recent actuarial valuation was performed in December 31, 2016. The assets supporting the Plan are held in a separate investment fund and are valued at fair value. A fiscal year end is used as the measurement date for the plan. The Company's Statement of Income includes an expense for pension obligation of $279,697 for the year ended December 31, 2016.

The Company has not yet decided on a long term investment strategy for the Plan's assets. The Company intends to work with third party financial consultants to determine a suitable long term financial plan. The current minimum required contribution to the Plan as of December 31, 2016 was $26,906 with a maximum funding liability of $279,697. The company met the maximum funding liability throughout the year.

The Plan's financial assets and liabilities are recorded at fair value. The accounting standard for fair value provides a framework for measuring fair value, clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as: the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2- Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments in securities that are traded on a securities exchange are valued at the last reported sales price on the primary exchange on the last business day of the year. Investments in securities traded in the over-the-counter market for which no market quotations are available are valued at the last reported bid prices.

As of December 31, 2016 all of the Plan's assets have been valued as Level 1 and there were no transfers among Levels 1, 2, and 3 during the year.

Note 11 - COMMITMENTS AND CONTINGENT LIABILITIES

The company had no underwriting commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2016 or during the year then ended.

Note 12 - SUBSEQUENT EVENTS

Events have been evaluated through the date that these financial statements were available to be issued and no further information is required to be disclosed.

COGENT ALTERNATIVE STRATEGIES, INC.
STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2016